# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Pacific Metals Corp., CIK 0001369085
CUSIP: 64782A107
Title of class of securities: Common share without par value
Address of issuer's principal executive offices: SUITE 1750, 1066 W. HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 3X1
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001176256-24-000035
Filed by CIK 0001340677

## Reporting persons
- Silvercorp Metals Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 51,426,988; shared voting power 0; sole dispositive power 51,426,988; shared dispositive power 0; aggregate amount beneficially owned 51,426,988 (28% of the class)
- Fortune Mining Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 36,512,442; shared voting power 0; sole dispositive power 36,512,442; shared dispositive power 0; aggregate amount beneficially owned 36,512,442 (19.8% of the class)
- Victor Resources Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 34,873,742; shared voting power 0; sole dispositive power 34,873,742; shared dispositive power 0; aggregate amount beneficially owned 34,873,742 (19% of the class)

## Item 1. Issuer
Name of issuer: New Pacific Metals Corp.
Address of issuer's principal executive offices: SUITE 1750, 1066 W. HASTINGS STREET, VANCOUVER, A1 V6E 3X1

## Item 2. Person Filing
Name of person filing:
(i) Silvercorp Metals Inc.
(ii) Fortune Mining Limited
(iii) Victor Resources Ltd.
Address of principal business office or, if none, residence:
(i) 1066 West Hastings Street Suite 1750 Vancouver BC Canada V6C 3X1
(ii) Craigmuir Chambers Road Town Tortola VG1110 BVI
(iii) Craigmuir Chambers Road Town Tortola VG1110 BVI
Citizenship:
(i) Canada
(ii) British Virgin Islands
(iii) British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Silvercorp Metals Inc.: 51426988
(ii) Fortune Mining Limited: 36512442
(iii) Victor Resources Ltd.: 34873742
Percent of class:
(i) Silvercorp Metals Inc.: 28.0
(ii) Fortune Mining Limited: 19.8
(iii) Victor Resources Ltd.: 19.0
Sole power to vote or to direct the vote:
(i) Silvercorp Metals Inc.: 51426988
(ii) Fortune Mining Limited: 36512442
(iii) Victor Resources Ltd.: 34873742
Shared power to vote or to direct the vote:
(i) Silvercorp Metals Inc.: 0
(ii) Fortune Mining Limited: 0
(iii) Victor Resources Ltd.: 0
Sole power to dispose or to direct the disposition:
(i) Silvercorp Metals Inc.: 51426988
(ii) Fortune Mining Limited: 36512442
(iii) Victor Resources Ltd.: 34873742
Shared power to dispose or to direct the disposition:
(i) Silvercorp Metals Inc.: 0
(ii) Fortune Mining Limited: 0
(iii) Victor Resources Ltd.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1
Joint Filing Statement among Silvercorp, Fortune Mining and Victor Resources (incorporated by reference to Exhibit 1 to Schedule 13G/A filed by Silvercorp Metals Inc., Fortune Mining Limited and Victor Resources Ltd. on February 14, 2023)

## Signatures
- Silvercorp Metals Inc.: /s/ Rui Feng, Rui Feng / Chairman and CEO (02/12/2026)
- Fortune Mining Limited: /s/ Rui Feng, Rui Feng / Director (02/12/2026)
- Victor Resources Ltd.: /s/ Rui Feng, Rui Feng / Director (02/12/2026)
Comment: The beneficial ownership reported herein reflects the parent/subsidiary structure. Victor Resources is wholly owned by Fortune Mining, and Fortune Gold Mining Limited is a wholly-owned subsidiary of Fortune Mining. Accordingly, Silvercorp Metals Inc. reports beneficial ownership of all shares held directly or indirectly through its subsidiaries.